Aon plc 122 Leadenhall Street London EC3V 4AN

March 29, 2018

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Re:	Aon plc Form 10-K
Filed February 23, 2017
File No. 1-7933

Dear Ms. Blye:

On behalf of Aon plc (“Aon” or the “Company”), set forth below are the Company’s supplemental responses for Aon its affiliates1 and subsidiaries to the comments contained in the letter that the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (“SEC”) delivered via e-mail on December 28, 2017 (the “Comment Letter”). These supplemental responses follow the Company’s initial responses to the Comment Letter filed with the SEC on January 12, 2018 (the “Initial Response”). For your convenience, each of the Staff’s comments is set forth in italics before each response.

Comment

1.	In your letter to us dated July 15, 2014, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan since your 2014 letter, whether through subsidiaries, reinsurers, clients, affiliates, or other direct or indirect arrangements. In this respect, we are aware of a recent news article reporting that Aon Tunisie signed a memorandum of understanding with a Sudanese company. You should describe any services, technology or products you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities that they control.

Response

Aon has reviewed its records for the period from June 1, 2014, through December 31, 2017 (the “Review Period”). Through its review, Aon has identified no direct transactions during the Review Period. We have defined “direct” as transactions directly between Aon entities and parties domiciled in Sudan or Syria (the “Specified Countries”), such as clients or insurance carriers in the Specified Countries.

[1]	This term includes the controlled affiliates of Aon plc and excludes legal entities in which Aon plc has a minority ownership interest and does not otherwise have legal control.

We have identified a limited number of indirect transactions touching the Specified Countries. This would include, for example, cargo insurance held by a Canadian firm in connection with a sale of grain from Canada to Sudan, as well as global policies or human resources outsourcing services where a portion of the client’s business involves the Specified Countries or where the client’s employee, dependent, or a designated beneficiary is located in the Specified Countries, such as a global travel insurance policy for the employees of a pharmaceutical company, or global marine cargo insurance coverage for a vessel container line. In these circumstances, Aon has allocated a portion of its total revenue or the total premium based upon Aon’s best estimate of the proportion of the total business with such client or for such program that is, or might be, attributable to the Specified Countries.

In accordance with the methodology described in the Initial Response and as set forth in the preceding paragraph, Aon has identified the following country-specific revenue, net premiums or claims during the Review Period, which are indirectly related to the Specified Countries (shown in U.S. Dollars and rounded to the nearest $10,000).

Sudan

	2014	2015	2016	2017
Premium	800,000	920,000	1,530,000	1,490,000
Net Revenue	60,000	70,000	90,000	110,000
Claims	30,000	10,000	—	120,000

Syria

	2014	2015	2016	2017
Premium	1,170,000	1,110,000	1,090,000	2,780,000
Net Revenue	50,000	70,000	80,000	220,000
Claims	110,000	—	—	—

Aon did not identify any payments to vendors in the Specified Countries, any direct or indirect contacts with the government of a Specified Country, or an entity controlled by the government of a Specified Country, in each case, during the Review Period.

Comment

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

The Company has considered the quantitative and qualitative aspects of its contacts and activities with the Specified Countries during the Review Period and has concluded that the impact of these contacts and activities would not materially affect its reputation or share value. The quantitative impact of such contacts relative to the Company’s worldwide revenue – which was $9,998,000,000 in 2017 as reported in our Annual Report on Form 10-K for the year ended December 31, 2017 – is de minimis. Aon does not believe that such contacts have constituted a material investment risk to the Company’s security holders.

Qualitatively, the Company also has concluded that the contacts with the Specified Countries are not material. The Specified Countries are not generally considered by investors or industry analysts to be of particular strategic importance in the industries in which the Company operates. Further, due to the de minimis and indirect nature of its dealings involving the Specified Countries, the Company does not believe, in light of existing policies and procedures described in the Initial Response, that such dealings have more than an inconsequential impact to its reputation or share value.2

Please do not hesitate to call me at (312) 381-1562 if you have any questions regarding this letter.

Best regards,

/s/ Molly Moore Johnson
Molly Moore Johnson
Assistant General Counsel and Assistant Corporate Secretary

cc:	Jennifer Hardy, Special Counsel, SEC
Peter Lieb, Executive Vice President and General Counsel
Suzanne Hayes, Assistant Director, SEC

[2]	For the purposes of this assessment, Aon plc has considered contracts entered into, and other activities, by Aon plc, its subsidiaries, and its controlled and non-controlled affiliates.

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